



Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 14 pages.

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Tuesday 31 January 2005.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America



Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

SUPPL

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	29 April, 2005	Commitments Test Entity – Third Quarter Report
2	3 May, 2005	Market Update
3	13 May, 2005	Advice Re: B.Braun
4	19 May, 2005	Appointment of Director
5	23 May, 2005	Initial Directors Interest Notice

PROCESSED
JUN 08 2005
THOMSON
FINANCIAL

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

Jane Onley
Commercial Manager

Q:\ASX\SEC\2005\20050131_SEC.doc

Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871


omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

29 April 2005

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW 2000



Dear Sir

Appendix 4C – Quarterly Report 31 March 2005

We attach the above report.

As indicated in the ASX announcement dated 25 February 2005, the company will make its first two monthly "market update" shortly, but not on 1 May 2005 as previously advised. The announcement will be on Tuesday 3 May 2005 being the first working day after the Queensland Labour Day holiday.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATION LIMITED

D C Mackenzie
Company Secretary

Rule 4.7B


SEC MAIL PROCESSING
RECEIVED
JUN 06 2005
WASH, DC
209
SECTION

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Occupational & Medical Innovations Limited

ABN

11 091 192 871

Quarter ended ("current quarter")

31 March 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers	-	20
1.2	Payments for (a) staff costs	(436)	(1362)
	(b) advertising and marketing	(24)	(162)
	(c) research and development	(143)	(350)
	(d) leased assets	(5)	(5)
	(e) other working capital	-	-
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	10	146
1.5	Interest and other costs of finance paid	(3)	(10)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)		
	(a) legal costs	(13)	(117)
	(b) travel expenses	(54)	(224)
	(c) listing and share registry	(6)	(74)
	(d) manufacturing expenses	(71)	(251)
	(e) insurance	(30)	(79)
	(f) property costs including rent	(15)	(50)
	(g) payment to customer	-	(200)
	(h) other	43	5
	Net operating cash flows	(747)	(2,713)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(747)**	**(2,713)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(126)	(191)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(126)	(191)
1.14	**Total operating and investing cash flows**	(873)	(2,904)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		-
1.16	Proceeds from sale of forfeited shares		-
1.17	Proceeds from borrowings		-
1.18	Repayment of borrowings	(2)	(8)
1.19	Dividends paid		-
1.20	Other (provide details if material)		-
	Net financing cash flows	(2)	(8)
	Net increase (decrease) in cash held	(875)	(2,912)
1.21	Cash at beginning of quarter/year to date	3,594	5,631
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	2,719	2,719

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	139
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Comprises directors fees, salaries to executive directors, superannuation and consulting fees paid to a director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Not Applicable

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Not Applicable

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	67	67
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	112	246
4.2 Deposits at call	2,607	3,348
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	2,719	3,594

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Not Applicable	Not Applicable
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not~~* *(delete one)* give a true and fair view of the matters disclosed.



D C Mackenzie
Company Secretary

Date: 29 April 2005

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871


omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

3 May 2005

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW 2000

Dear Sir

Market Update

Chairman's Report

The last update to shareholders was made on 25 February 2005.

Since that time progress on solving the manufacturing issues of the syringe, in particular, has been slow due largely to the time required to procure and modify moulds. In addition the problems with our USA scalpel distributor that I referred to in the February report have still not been satisfactorily resolved.

The forecast full year loss is unchanged at $4.36 million.

The current status of each product is: -

1. Scalpel

   In the February market report I advised that our USA distributor was "still making some rejections in relation to quality, for reasons that OMI is questioning". A meeting was held on 8 March 2005 with the USA distributor but we were unable to resolve the problems to our satisfaction. Discussions have continued over the past month and a meeting with a representative of the distributor took place in China last week. The Board will receive a full report on that meeting later this week but the main outcome of the meeting was agreement between OMI and the USA distributor to a new set of specifications for the scalpel.


omi
LIMITED

Naturally any change in the scalpel specifications has ramifications and one of those has been a reduction in orders until this issue was resolved. Whilst this has now been achieved, there still remains several commercial issues such as existing inventory etc that need to be satisfactorily addressed. In addition it will take approximately six weeks for full production to recommence in China. Given this situation sales to the USA distributor in April, May and June will be adversely affected but any reduction will not impact the full-year loss forecast as only minor profitability was budgeted for the scalpel in these months.

We have received an expression of interest in the scalpel from a highly respected Asian distributor. Given that the agreement with our USA distributor gives them the first right of refusal for all countries, other than Australia and New Zealand, we have written to them requesting that they forgo the Asian markets. The USA distributor has assured us verbally that they have no interest in Asia and consequently we expect to receive their written approval in the near future. The initial projections from the Asian distributor are promising in what we believe is a significant market.

2. Syringe

Testing of the new injection mould for the 1mm syringe needle holder was undertaken in March and April and whilst the output was promising the mould has been returned to the manufacturer for modifications aimed at improving both the longevity of the mould and the consistency of the product. These modifications are expected to be completed by late May 2005.

Samples of the 3mm syringe were received from our Chinese manufacturer during April but these were not to the standard required by OMI. Modifications have been made by our Chinese supplier and new samples were received today.

Orders have been placed for four two-cavity moulds. As explained in the last shareholders update, lead times for new moulds are long and consequently the first of the 2 cavity moulds is scheduled for delivery at the end of June 2005.

3. The Valve.

A meeting with B.Braun took place on 3 March 2005. B.Braun's main focus was the "robustness" of the OMI patent given the high degree of litigation that has taken place with valve designs in the USA market in particular. Before any commercial discussions can take place B.Braun need to be convinced that the OMI patent will hold up against litigation. OMI are convinced that the valve design is novel and that the patent is sound and we have obtained written opinions from three independent patent experts supporting that view. However the pace of discussions is in the hands of B.Braun. Further telephone meetings were held with B.Braun USA executives in April.


omi
LIMITED

Given the amount of work that has been done with this prospective client, the Board has resolved to give B.Braun sufficient time to make a final decision. However should the Board form an opinion that a decision is unlikely in the short term then negotiations with other interested parties will be accelerated.

Corporate Governance

The Board is mindful of its obligations to comply with accepted best practice in Corporate Governance and will detail the company's current practices and initiatives in this regard in the next annual report due by 31 August 2005.

With the introduction of three new independent Board members in November 2004, the completion of the transition period in February 2005 whereby Mr Ian Fraser had assumed the role of Executive Chairman and finalisation of the current review, the Board subject to the constraints of a small Board is satisfied that Corporate Governance practices are adequate.

It relation to the constraints imposed by a small Board, the Board as a whole deals with all issues and the functions of separate committees is performed by the Board, however in relation to Audit Committee functions, Don Mackenzie, an independent non-executive director, acts as Chairman during discussions on "audit committee" matters.

Claim by former employee

The Company has received a claim from Mr K Taske, the former Joint Chief Executive, for $489,333 representing damages for termination of an alleged employment contract. Mr Taske's services were terminated on 23 December 2004. The Company denies the claim and will vigorously defend the action.

The next shareholders update will be made in early July 2005.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATION LIMITED

D C Mackenzie
Company Secretary

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871


omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

13 May 2005

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

Dear Sir

CONTINUOUS DISCLOSURE

Further to the Company's announcement on 3 May 2005, the Board now advises that late yesterday B.Braun notified the Company that it had decided not to pursue with OMI the commercialisation of the OMI valve.

B.Braun advised that one of the reasons for their withdrawl was that the associated intellectual property is complex, and the scope of the potential claims from competitors would be open to a wide range of interpretation.

The OMI Board will now pursue an alternative partner to progress the valves commercialisation.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

Ian Fraser
Chairman

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871


omi
LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

19 May 2005

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW 2000

Dear Sir

Continuous Disclosure – Appointment of new Director

The Board is pleased to announce that Mr Alistair Cray has been appointed a director of the Company.

Alastair is an experienced financial executive and was formerly a stock broker on the London Stock Exchange.

Alastair was instrumental in rasing a substantial sum of seed funding for OMI prior to the Company's listing on the ASX.

Consequently Alastair has a deep understanding of the Company and its products and the Board believes he will make a valuable contribution.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATION LIMITED

D C Mackenzie
Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. and documents given to ASX become ASX's property and may be made public.

Name of entity Occupational & Medical Innovation Limited
ABN 11 091 192 871

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporation Act.

Name of Director	ALISTAIR ANGUS CRAY
Date of appointment	19 MAY 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number and class of securities –
Held in own name – Nil

Part 2— Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder and nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number and class of Securities**
Allcare Investments Pty Ltd (as trustee for the Cray Discretionary Family Trust)	57,509
Julii Pty Ltd (as trustee for the Hedy Family Trust)	33,195
Father - Leonard Snowden Cray	338,756

Part 3 – Director's interests in contracts

Detail of contracts	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable



DC Mackenzie
Company Secretary
Occupational & Medical Innovation Limited
23 May 2005